Exhibit 2.1

AGREEMENT ON PURCHASE OF SHARES OF

KALI TUNA d.o.o.

by and between

BAJA AQUA-FARMS S.A. DE C.V.

as seller

and

J-TRADING, INC.

as purchaser

dated 14 November 2014

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TABLE OF CONTENTS

1	DEFINITIONS AND INTERPRETATION	5
2	SALE, PURCHASE AND TRANSFER OF SHARES	10
3	CONSIDERATION FOR THE SHARES	11
4	SIGNING; ACTIONS TO BE TAKEN AT SIGNING	11
5	CONDITIONS PRECEDENT TO CLOSING	11
6	CLOSING; ACTIONS TO BE TAKEN AT CLOSING	13
7	FURTHER UNDERTAKINGS BY THE PARTIES	14
8	INTERIM PERIOD	14
9	REPRESENTATIONS AND WARRANTIES OF THE SELLERS	17
10	LIMITATIONS ON THE SELLERS’ LIABILITY	25
11	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	27
12	TERMINATION	27
13	NOTICES AND OTHER COMMUNICATION BETWEEN THE PARTIES	28
14	PARTIAL INVALIDITY	29
15	FEES AND COSTS	29
16	ENTIRE AGREEMENT; ASSIGNMENT	29
17	FORCE MAJEURE	30
18	APPLICABLE LAW; DISPUTE RESOLUTION	31
19	PUBLIC ANNOUNCEMENTS	31
20	CONFIDENTIALITY	31
21	COMING IN FORCE/EFFECTIVE DATE	31
22	COUNTERPARTS AND LANGUAGE	32

Schedule 1 – Accounts and Subsidiary Accounts

Schedule 2 – Agreement on Transfer of Shares Template

Schedule 3 – Resignation Letter Template

Schedule 4 – Litigation

Schedule 5 – Business Indicators

Schedule 6 – Management Plan

Schedule 7 – Pledge Release Statement

Schedule 8 – Seller's Claim Statement

Schedule 9 – Key Personnel Contracts

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Schedule 10 – Intentionally Left Out

Schedule 11 – Sale Agreements

Schedule 12 – English version of the Share Purchase Agreement

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THIS AGREEMENT ON PURCHASE OF SHARES OF KALI TUNA d.o.o. (hereinafter referred to as: the “Agreement”)

IS ENTERED BY AND BETWEEN:

BAJA AQUA-FARMS S.A. DE C.V., with the address at Seis 160 Parque Industrial Fondeport El Sauzal, Ensenada, Baja California 22760, Mexico, registered with the Registro Publico De la Propiedad Y De Comercio Del Estado Del Baja California under registry number 7599 3, represented by Mr Timothy Fitzpatrick, (hereinafter referred to as: the “Seller”)

and

J-TRADING, INC., with the address at 2-1-1, Marunouchi, Chiyoda-ku,, Tokyo, registered with the Commercial Office in Tokyo under the registry number 0100-01-163751, represented by Mr Jiro Kambe (hereinafter referred to as: the “Purchaser”)

with

INTEGRAL PARTNERS CORPORATION registered with the Commercial Office in Tokyo under the registry number 0100-01-144777, represented by Mr. Reijiro Yamamoto (hereinafter referred to as: the “Sponsor”)

(the Seller and the Purchaser hereinafter sometimes collectively referred to as the “Parties” or individually as the “Party”)

RECITALS:

Whereas:

(A)	KALI TUNA d.o.o. is a limited liability company duly organized and existing under the laws of Croatia, having its registered office at Put Vele Luke 70, Kali, Croatia, registered with the Court Registry of the Commercial Court in Zadar under the number 060004899, OIB: 92418838517;

(B)	The nominal registered share capital of the Company is HRK 20,110,000 (twenty million one hundred ten thousand Croatian Kunas);

(C)	The Seller is a registered holder and legal and beneficial owner of four shares in the Company in aggregate representing 100 % of the Company's share capital, as follows:

-	first share in the nominal amount of HRK 10,859,400 (ten million eight hundred fifty nine thousand four hundred Croatian Kunas), representing 54% of the Company's share capital;

-	second share in the nominal amount of HRK 6,837,400 (six million eight hundred thirty seven thousand four hundred Croatian Kunas), representing 34% of the Company's share capital;

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-	third share in the nominal amount of HRK 1,206,600 (one million two hundred six thousand six hundred Croatian Kunas), representing 6% of the Company's share capital;

-	fourth share in the nominal amount of HRK 1,206,600 (one million two hundred six thousand six hundred Croatian Kunas), representing 6% of the Company's share capital;

(hereinafter collectively referred to as the “Shares” or individually as the “Share”)

(D)	The Company is a registered holder and legal and beneficial owner of 4 (four) shares in the Company in aggregate representing 100 % of the company MB Lubin d.o.o., a limited liability company duly organized and existing under the laws of Croatia, having its registered office at Put Vele Luke 70, Kali, Croatia, registered with the Court Registry of the Commercial Court in Zadar under the number 060074348, OIB: 72633995497 ("Subsidiary"), as follows

-	first share in the amount of HRK 6,000 (six thousand Croatian Kunas) representing 30% of the Subsidiary's share capital;

-	1 (one) share in the amount of HRK 6,000 (six thousand Croatian Kunas) representing 30% of the Subsidiary's share capital;

-	1 (one) share in the amount of HRK 6,000 (six thousand Croatian Kunas) representing 30% of the Subsidiary's share capital;

-	1 (one) share in the amount of HRK 2,000 (two thousand Croatian Kunas) representing 10% of the Subsidiary's share capital.

(hereinafter collectively referred to as the “Subsidiary Shares” or individually as the “Subsidiary Share”).

(E)	The Purchaser has conducted due diligence review of the information about the Company and has been provided with access to the data room, visits to certain facilities of the Company and information sessions with the Company’s management necessary and appropriate to making a decision to purchase the Shares;

(F)	The Seller wishes to sell, and the Purchaser wishes to purchase, the Shares on the terms and subject to the conditions of this Agreement;

(G)	The Parties hereto consider it in their best interest to agree and make provisions in advance on certain matters relating to the contemplated purchase of shares.

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Parties have agreed as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Interpretation

In this Agreement, the Parties agree that, unless it is expressly provided otherwise or the context otherwise requires:

1.1.1	words in the singular include the plural, words in the plural include the singular, words importing the masculine gender include the feminine, and words importing the feminine gender include the masculine;

1.1.2	headings and paragraphs are for the purpose of organisation only and shall not be used to interpret this Agreement;

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1.1.3	references to “this Agreement” include its Preamble, Recitals and Schedules and this Agreement as from time to time amended;

1.1.4	references to a law, statute or statutory provision include that law, statute or provision as from time to time modified, amended or republished, whether before or after the date of this Agreement;

1.1.5	references to “the Company” include all of its direct and indirect subsidiaries; and

1.1.6	references to persons include their universal successors and their universal title successors.

1.2	Definitions

In this Agreement the following capitalized words shall have the following meanings:

“Accounts” means the audited consolidated annual accounts of the Company consisting of a balance sheet as of the Last Accounting Date and a profit and loss account for the period ending on the Last Accounting Date, together with the explanatory notes thereto, prepared in accordance with the applicable financial reporting standards, to which a qualified audit company acting as a Company's auditor issued an unqualified audit opinion, attached in the Schedule 1;

“Affiliate” means, in relation to any Party to this Agreement, any other person or legal entity that, directly or indirectly, controls, is controlled by or is under common control with, such person or legal entity, any subsidiary of the shareholders or company controlled or owned by the shareholders; for the purposes of this definition, the term “control” as applied to any person means the possession, directly or indirectly, of any of the following: (i) ownership of more than half of the capital or business assets, or (ii) the right to exercise more than half of the voting rights, or (iii) the right to appoint more than half of the members of the board of directors or other statutory bodies legally representing such person, or (iv) the right to materially influence the management of such person. Specifically, with respect to the Seller, the term Affiliate should in particular include the following entities: Umami and Bluefin Acquisition Group;

“Agreement” means this agreement, including its Preamble, Recitals and Schedules thereto;

“Agreement on Transfer of Shares” means a Croatian public notary agreement duly executed by the Seller and the Purchaser transferring the ownership of and title to the Shares from the Seller to the Purchaser, substantially in the form as attached hereto as Schedule 2;

“Auditor” means PricewaterhouseCoopers d.o.o. za reviziju i konzalting having its registered office at Zagreb, Croatia, registered with the Court Registry of the Commercial Court in Zagreb under the number MBS: 080238978, OIB: 81744835353;

“Business Day” means any day other than Saturday or Sunday or a public holiday in Croatia or Japan;

“Cash” means the aggregate amount of any liquid funds and equivalents of the Company with banks and financial institutions, indicated as of the date of Signing in Schedule 5 (Business Indicators);

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“Closing” means the completion of the sale and purchase of the Shares in accordance with Section 6 hereto;

“Closing Date” means the date on which Closing occurs;

“Commercial Register” means the Court Register of the Commercial Court in Zadar keeping the corporate records for the Company;

“Company” means KALI TUNA d.o.o. is a limited liability company duly organized and existing under the laws of Croatia, having its registered office at Put Vele Luke 70, Kali, Croatia, registered with the Court Registry of the Commercial Court in Zadar under the number 060004899, OIB: 92418838517;

“Conditions Precedent” means all the conditions listed in Clause 5.1;

“Data Room” means the data room prepared and maintained by the Company in a physical form made available to the Purchaser, through which the Purchaser and its representatives and advisors had the right of access to documents and information in respect of the Company;

“Data Room Disclosures” means (i) Due Diligence Documents and (ii) all and any information made available to the Purchaser, in writing or by e-mail correspondence, during the sale process before signing of this Agreement, including, but not limited to, all documents made available in the Data Room;

"Dispute" means any dispute that the Company or its Subsidiaries are included in, as disclosed in Schedule 4;

“Due Diligence Documents” means the documentation made available and disclosed to the Purchaser and/or its representatives by the Company (and its representatives) either in writing or by e-mail correspondence, or in the Data Room as part of and during the Purchaser’s due diligence with respect to the Company;

“Encumbrances” means any and all actual or contingent encumbrances, mortgages, charges, liens, pledges, security interests, rights of first refusal or pre-emptive rights, usufructs, options and any other right of any legal entity or person, of whatsoever kind and howsoever arising, which is burdening any right, title or asset;

“EUR” means Euro, the single currency introduced in the member states of the European Communities that adopted such single currency at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended;

“Force Majeure” means any external and extraordinary circumstances not existing at the time of execution of this Agreement, which could not have been foreseen and which occurred beyond the will and influence of either Party, and whose existence, course and consequences could not have been prevented by any measures, means, actions or omissions, which in the particular interaction of circumstances and the existing actual situation, could have reasonably been expected from the Party affected by force majeure, and which prevent the timely fulfilment of a part or all of the obligations of a Party hereunder. The term “Force Majeure” shall be deemed to include events such as natural catastrophes, including fires, earthquakes, volcano eruptions, storms or floods, acts of a government or similar authority, lockouts or trade union strikes not organized or initiated in consequence of actions or omissions of either Party, explosions, accidents, power failures, significant political or social disorders such as riots, as well as, terrorist acts or declared or undeclared war, provided such event is the cause for a Party’s non-performance of its obligations under this Agreement;

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“HRK” means Croatian Kuna, the lawful currency of the Republic of Croatia;

“Intellectual Property Rights” means all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, revisions and extensions thereof, (b) trademarks, service marks, industrial designs, product names and designations, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) utility models, utility model applications and all registrations and renewals in connection therewith, (d) copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (e) URLs, websites and domain names, and (f) trade secrets;

“Interest Bearing Debt” means all outstanding financial debt of the Company under loan or leasing agreements with banks or other creditors, including accrued and unpaid interest and penalties on the same, factoring, overdue payables, as well as liabilities that may arise for the Company acting as guarantor, co-debtor or security provider for debts of any other person, and reduced by overdue receivables;

"Interim Period" means the period between the signing and Closing of this Agreement;

“Key Personnel” means the personnel referred to in Schedule 9;

“Last Accounting Date” means 31 December 2013;

“Long Stop Date” means 31 March 2015 as the final deadline for the Closing to occur. The Parties may postpone the Long Stop Date by an agreement in writing at any time prior to the Long Stop Date;

“Management Plan” means the business plan prepared by the Company, indicating, inter alia, the business and revenue projections for the Company over the financial years 2014/2015, 2015/2016 and 2016/2017, enclosed hereto as Schedule 6;

“Material Adverse Effect” means the occurrence within the period from the date of signing of this Agreement up to the Closing Date of any of the following events or series of events, which has a material adverse effect on the financial condition, assets, business or operations of the Company, and in particular: (a) any administrative authority or court declaring or issuing a ruling to the effect that the Company is not authorized under Croatian laws to engage in a material portion of its core activities under the relevant applicable laws in force and effect; or (b) the issuance of a decision by any bankruptcy court having jurisdiction over the Company, for opening of insolvency proceedings for the Company or declaring that the Company is bankrupt or insolvent or appointing an insolvency administrator or similar official for the Company;

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"Pledges" means (i) the pledge over the Shares in favour of Lisbeth Holdings under the Share Pledge Agreement dated 3 September 2013, as a collateral for Lisbeth Holdings' claim towards the Seller in the amount of USD 7,000,000 plus costs and expenses, as registered in the Share Register, and (ii) any pledge over the Shares in favour of Amerra Capital Ltd;

“Purchase Price” means JPY 1,200,000,000 (one billion and two hundred million Japanese Yen). Purchase Price is subject to the assumptions listed in Clause 3.2;

"Relevant Authority" means any international, national, federal, regional, state, local or other governmental body, agency, instrumentality, commission, department, court, judicial or quasi-judicial tribunal, ministry, regulatory, self-regulatory, or similar authority or organization, including institutions, directorates, agencies and other organizational units of the European Union and the United Nations;

“Representations and Warranties” means the statements of representations and warranties of the Sellers set forth in Section 9 hereto;

"Sale Agreements" means the agreements on sale of fish, concluded between the Company and its customers, as set out in Schedule 11;

“Signing Date” means 14 November 2014;

“Shares” means all shares in the Company, in the aggregate nominal amount of HRK 20,110,000 (twenty million one hundred ten thousand Croatian Kunas), representing 100% (one hundred percent) of the registered share capital of the Company, as described in Recital (C) hereof and as identified in the Share Register;

“Share Register” means the share register representing a record of the shareholders and the disposals with Shares kept by the Company;

“Schedules” means schedules to this Agreement;

“Standstill Period” means the period between 31 March 2014 and the Signing Date;

"Subsidiary" means MB Lubin d.o.o., a limited liability company duly organized and existing under the laws of Croatia, having its registered office at Put Vele Luke 70, Kali, Croatia, registered with the Court Registry of the Commercial Court in Zadar under the number 060074348, OIB: 72633995497;

“Subsidiary Accounts” means the consolidated annual accounts of the Subsidiary consisting of a balance sheet as of the Last Accounting Date and a profit and loss account for the period ending on the Last Accounting Date, together with the explanatory notes thereto, prepared in accordance with the applicable financial reporting standards;

“Subsidiary Shares” means all shares in the Subsidiary, in the aggregate nominal amount of HRK 20,000 (twenty thousand Croatian Kunas), representing 100% (one hundred percent) of the registered share capital of the Subsidiary, consisting of 4 (four) shares as described in Recital (D) hereof;

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“Tax” includes all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and whenever and wherever imposed (whether imposed by way of a withholding or deduction) and in respect of any person (without limitation) corporation tax, including instalment payments in respect of corporation tax, advance corporation tax, profit tax, income tax, capital gains tax, value added tax, excise duties, social and health contributions, city surtaxes, customs and other import duties, inheritance tax, national insurance contributions, local authority council taxes, property transfer tax, withholding tax, foreign taxation and duties, and any payment whatsoever which the Company may be or become bound to make as a result of the operation relating to any such taxes or duties and all penalties, charges and interest relating to any of the foregoing or resulting from a failure to comply with the provisions of any enactment relating to taxation;

"Umami" means Umami Sustainable Food Inc., a company duly organized and existing under the laws of the State of Nevada, U.S.A , having its registered office at 1230 Columbia Street Suite 440, San Diego, CA 92101, USA;

"Intercompany Debt" means any debt owed by the Company to any Umami group company;

"Umami Shares" means the 7,980,000 (seven million nine hundred eighty thousand) shares of Umami Sustainable Food Inc., currently owned by the Company;

“USD” means the U.S. dollar, the lawful currency of the United States of America;

“Working Capital” is defined as follows: the monetary value of the Company’s Receivables + Inventories + Short-Term Liabilities (excluding Liabilities to banks and other financial institutions), indicated as of the date of Signing in Schedule 5 (Business Indicators).

2	SALE, PURCHASE AND TRANSFER OF SHARES

2.1	The Seller hereby agrees to sell and transfer to the Purchaser and the Purchaser hereby agree to purchase and acquire from the Seller the Shares, in accordance with the terms and subject to the conditions of this Agreement. The Shares shall be sold free and clear from any and all Encumbrances and with all rights now or hereafter becoming attached thereto.

2.2	The Sponsor hereby agrees that in the event the Purchaser fails to fulfil its obligations as set forth in this Agreement (including but not limited to the obligation purchase and acquire from Seller the Shares) after the Seller has duly, fully and unconditionally discharged all of its obligations under this Agreement, that an adequately capitalized, 100%-owned subsidiary of a fund managed by the Sponsor will assume and fulfil the obligations of the Purchaser as set forth in this Agreement and this Agreement shall be amended to substitute the Purchaser with such subsidiary.

2.3	The transfer of the Shares shall be made in accordance with this Agreement, the Company’s Articles of Association and the laws of the Republic of Croatia, by the Agreement on Transfer of Shares duly signed by the Seller and the Purchaser and authenticated by the notary public at Closing.

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2.4	The Shares are sold together with any and all rights attached to such Shares, including, without limitation, the right to vote at the shareholders' meeting of the Company and the right to collect dividends and to participate in any distributions of capital by the Company.

2.5	The transfer of ownership of the Shares, together with any and all economic and legal benefits arising in connection with the Shares, from the Seller to the Purchaser, shall be effective on the day of execution of the Agreement on Transfer of Shares.

3	CONSIDERATION FOR THE SHARES

3.1	As a consideration for the sale and transfer of Shares, the Purchaser will pay the Purchase Price to the Seller. The Purchase Price shall be fully paid in at Closing.

3.2	The Purchase Price is to be determined under the following assumptions:

3.2.1	the amount of the Interest Bearing Debt, excluding any amounts owed to the Affiliates of the Company, at the Closing Date shall not exceed the fully drawn amount of the loans listed in Part II of Schedule 5. If the Company obtains additional working capital financing after the Signing Date, the Interest Bearing Debt limit set out in this Clause shall be increased for the amount of the working capital loan, provided that amounts received under such loan shall not be used for any purpose whatsoever without prior written approval of the Purchaser; and

3.2.2	the aggregate amount owed by the Company to its Affiliates at the Closing Date shall be zero;

3.3	If at the Closing Date (x) the amount of the Interest Bearing Debt exceeds the limit set out in Clause 3.2.1, and/or (y) the amount owed by the Company to its Affiliates exceeds the limit set out in Clause 3.2.2, the Purchase Price will be deemed reduced by the aggregate amount(s) of such excess, and the Purchase Price will be reduced for such amount. For the purposes of calculation of reductions pursuant to this Clause 3.3, the Seller will deliver to the Purchaser at Closing a detailed specification of (i) the amounts of the Interest Bearing Debt and (ii) the amounts owed by the Company to its Affiliates, as at the Closing Date.

3.4	The Purchaser shall pay the Purchase Price in JPY.

4	SIGNING; ACTIONS TO BE TAKEN AT SIGNING

4.1	At signing of this Agreement, the Seller, the Purchaser and the Sponsor shall each sign this Agreement in the original.

5	CONDITIONS PRECEDENT TO CLOSING

5.1	The Closing, as well as the obligations of the Parties under this Agreement, are subject and conditional upon the following Conditions Precedent being fulfilled to the satisfaction of the Purchaser, or waived in writing by the Purchaser, on or before the Closing Date:

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5.1.1	the Parties shall sign this Agreement with all the Schedules attached hereto in the form of a notarized private document confirmed by a notary public in Croatia;

5.1.2	all actions to be taken at signing as provided in Section 4.1 of this Agreement have been duly completed and the effects thereof have not been repudiated;

5.1.3	no Material Adverse Effect in the business of the Company shall have occurred before Closing;

5.1.4	the Seller has provided the Purchaser with detailed information of the sales processes occurring in the Interim Period, including, but not limited to, customer information, copy of signed contracts (or, if signed contracts are not available, terms sheets including unit price, amounts and delivery conditions), and other related information relevant for the Purchaser to be able to assess in reasonable detail the details of the sale processes during the Interim Period;

5.1.5	the Sellers have executed, or have caused the Company to execute, all actions required for the settlement of the Intercompany Debt, as set out in Clause 7.2 and provided the Purchaser with sufficient evidence thereof;

5.1.6	the Seller has procured and delivered to the Purchaser statements from Lisbeth Holdings and Amerra Capital Management LLC (i) consenting to the transfer of Shares to the Purchaser, (ii) confirming that Lisbeth Holdings and Amerra Capital Management have no further claims towards the Company or the Shares under the Pledges and (iii) releasing the Pledges over the Shares and authorizing the Purchaser to request deletion of the Pledges from the Share Register and any other applicable public registries, in the form substantially corresponding to the template in Schedule 7;

5.1.7	the Seller has procured and delivered to the Purchaser a statement from Umami, the Seller and all their Affiliates confirming they have no outstanding claims towards the Company and its Affiliates, in the form substantially corresponding to the template in Schedule 8;

5.1.8	the Seller has procured and delivered to the Purchaser a statement from Erste&Steiermarkische Bank d.d., the Croatian Bank for Reconstruction and Development and Amerra Capital Management LLC agreeing to the contemplated transaction and waiving all rights they may have in connection with the transaction, including, without limitation, rights to accelerate their respective loans towards the Company and/or the Subsidiaries or enforce any of the associated collateral as a result of the share purchase contemplated in this agreement;

5.1.9	the Seller has procured that the loan agreements between the Company, as borrower, and Erste&Steiermarkische Bank d.d.. and the Croatian Bank for Reconstruction and Development, as lenders, have been restructured in a way that in all material aspects reflects the terms set out in Schedule 5 hereof;

5.1.10	the audit of the Accounts of the Company has been completed and the Auditor has issued a confirmation of the Accounts without any reservation;

5.1.11	the assumptions set out in Clauses 3.2.1, and 3.2.2 are true and correct at the Closing Date; and

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5.1.12	the Seller has notified the Purchaser in writing of the bank account number.

5.2	Where fulfilment of any Condition Precedent requires a Party’s active involvement or assistance, or where a Party is capable of preventing its fulfilment, that Party shall use all reasonable endeavours to procure that the Condition Precedent is fulfilled as soon as possible.

5.3	The Seller shall ensure the satisfaction of the Conditions Precedent listed in Clauses 5.1.4 - 5.1.12 and shall notify the Purchaser with respect to the satisfaction of a Condition Precedent within 2 (two) Business Days from the fulfilment thereof.

5.4	Closing shall take place at the offices of Wolf Theiss in Zagreb at the address Eurotower 19th Floor, Ivana Luĉića 2a, 10000 Zagreb, within 10 (ten) Business Days from the date the Parties have notified each other that all Conditions Precedent have been met or waived by the relevant Party, but not later than the Long Stop Date. The fulfilment of all conditions shall be confirmed on the Closing Date by counter-signing of the closing memorandum. Failure or refusal to execute the closing memorandum, without good cause, shall not excuse a Party’s obligations under this Agreement. The Closing may take place at such other place and/or such other time as may mutually be agreed upon in writing between the Sellers and the Purchaser.

6	CLOSING; ACTIONS TO BE TAKEN AT CLOSING

6.1	Closing Actions

6.2	At Closing, the Parties shall perform the following activities and execute the following documents:

6.2.1	the Seller shall deliver the original Share Register of the Company to the Notary Public and a certified copy of the excerpt from the Share Register, as of the date of Closing, to the Purchaser, proving free and clear title of the Seller on the Shares;

6.2.2	the Seller shall provide the Purchaser with a detailed specification of (i) the amounts of the Interest Bearing Debt, (ii) the amounts owed by the Company to its Affiliates and (iii) the amount of the Working Capital, as at the Closing Date;

6.2.3	the Parties shall duly sign all necessary corporate resolutions and legal documents needed for the transfer of the Shares to the Purchaser, including, but not limited to, Agreement on Transfer of Shares;

6.2.4	the Purchaser will deliver to management board of the Company the request for entry into the Company's Share Register as owner of the Shares together with one copy of the Agreement on Transfer of Shares;

6.2.5	the Seller shall procure that the transfer of Shares is duly recorded in the Share Register of the Company;

6.2.6	the Seller shall deliver resignation letters of the management board members of the Company, effective as of the Closing Date, with confirmation that they have no claims towards the Company whatsoever, substantially in the form as provided in Schedule 3.

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6.2.7	The Seller shall have received payment in full of the Purchase Price as set out in Clause 3.2 hereof into the bank account designated by the Seller in accordance with Clause 5.1.11 hereof.

6.2.8	the Purchaser shall appoint the new management board members of the Company; and

6.2.9	the management board of the Company shall without delay undertake all required actions to register the above corporate changes with the Commercial Register.

7	FURTHER UNDERTAKINGS BY THE PARTIES

7.1	Key Personnel

7.1.1	In order to promote the transaction contemplated hereunder, the Parties agree that they will jointly cooperate to keep the Key Personnel with the Company.

7.1.2	During the first 9 (nine) months after the Signing, the Seller shall not entice, solicit or endeavour to entice or solicit away from the Company or the Subsidiary (other than by means of recruitment advertisements aimed at the general public) any director or employee to leave his or her services or employment.

7.1.3	The Seller shall use its reasonable best efforts to promote the transaction contemplated hereunder and retain current Key Personnel individuals of the Company and the Subsidiary.

7.1.4	The Seller shall further promote this transaction by making its management team available to the Purchaser and the Company until 31 March 2015 to facilitate a smooth transition. Such management team shall provide advice and information to the Purchaser and the Company in connection with the Company's business to a reasonable extent.

7.2	Intercompany Debt

7.2.1	As a condition precedent to Closing, the Seller shall cause the Company to transfer the Umami Shares from the Company to the Seller on an arms' length basis to reduce any outstanding Intercompany Debt balance. To the extent that any Intercompany Debt balance remains, the Seller will convert the remaining outstanding part of the Intercompany Debt into equity, with the newly created share being considered a part of the Shares.

7.3	Post-Closing Sales

7.3.1	The Parties commit to fulfilment of the Sale Agreements for the harvest commencing in January 2015.

8	INTERIM PERIOD

8.1	During the Interim Period, the Seller, in its capacity as the sole shareholder of the Company, shall procure that the Company continues to duly manage its business in the ordinary course by applying the diligence of a prudent and careful manager and protect and maintain the value of the assets and operations of the Company. The Purchaser shall provide the Seller with assistance in this respect by appointing its representative who will be staying with the Company during the Interim Period and give the Purchaser's approval where required under Clause 8.4. The Purchaser shall notify the Seller of such representative immediately after appointment.

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8.2	The Seller and the Company may request the Purchaser’s consent under Clauses 9.1.14(iii) and 8.4 by either from the Purchaser’s representative to be on site at the Company during the Interim Period, or by email or phone (with a follow-up email) sent to the Purchaser’s representative, giving sufficient details for the particular action or transaction suggested to be performed by the Company so that the effect of such action or transaction could be assessed. The Purchaser shall not unreasonably withhold or deny such consent requested by the Seller or the Company. The Purchaser should respond to the Seller's or Company's request by email within 3 (three) Business Days as of the receipt of such request. If no response is received from the Purchaser, it shall be deemed that consent was granted.

8.3	During the Interim Period the Seller shall provide and shall procure that the Company provides to the Purchaser and its accountants, lawyers and other advisors promptly on request such documents and information regarding the business and assets of the Company as Purchaser or its advisors may reasonably require from time to time and shall grant and shall procure that the Company grants access to its respective facilities, assets and records during regular business hours at the premises of the Company in the event that the Purchaser or the Company are investigating anything which would reasonably expected to give rise to a right of the Purchaser to terminate this Agreement (including investigations aimed to confirm the truthfulness and accuracy of the Seller's representations and warranties set out in Section 9). The Seller and the Company shall immediately notify the Purchaser if the Seller or the Company becomes aware of any fact or circumstance which would reasonably be expected to give rise to a right of the Purchaser to terminate this Agreement.

8.4	For such purpose, the Seller shall in particular procure that during the Interim Period the Company will not enter into any transaction and shall refrain from doing any action outside of the ordinary course of business that would solely or together with other actions or transactions performed by the Company or the Seller materially affect the Company's financial position and property or constitute a breach of any of the Representations and Warranties, unless the Purchaser has given its prior written consent for each particular action or transaction. The Seller undertakes to procure that the Company shall not, and shall cause the Subsidiary not to, enter into any contract or commitment or do anything which is out of the ordinary and usual course of business (except with the prior written consent of the Purchaser) and shall, without limitation:

8.4.1	carry on the Company’s business in the ordinary course and in an efficient and businesslike manner in the same manner as it is presently carried on as regards the nature, scope and manner of conducting it so as to maintain it as a going concern for the Seller's own benefit and at its own risk;

8.4.2	not increase the Interest Bearing Debt of the Company nor the terms of its repayment (both as indicated in Schedule 5) except drawdowns under the credit facility specifically designated in Schedule 5, without the prior written consent of the Purchaser;

8.4.3	undertake all necessary actions required for the Working Capital and Cash position of the Company not significantly differ in the Interim Period from the Working Capital and Cash position forecasts supplied by the Seller in Schedule 5;

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8.4.4	not enter into any additional Sale Agreement or amend the terms of existing Sale Agreements, as supplied by the Seller in Schedule 11, without the prior written consent of the Purchaser;

8.4.5	save as indicated in Clause 8.4.4, not dispose with the Company’s assets nor acquire any new assets outside of the ordinary course of business without the Purchaser’s prior written consent if the aggregate value of such assets exceeds the HRK equivalent of EUR 20,000 (twenty thousand Euros) for the duration of the Interim Period;

8.4.6	not enter into or agree to enter into any hire, purchase, leasing, rental or conditional sale agreement or similar arrangement outside of the ordinary course of the Company’s business, without the Purchaser’s prior written consent if the aggregate value of such agreements or arrangements exceeds the HRK equivalent of EUR 20,000 (twenty thousand Euros) for the duration of the Interim Period;

8.4.7	save as indicated in Clause 8.4.4, not enter into or agree to enter into any capital commitments or any long-term agreements in connection with the Company’s business, without the Purchaser’s prior written consent;

8.4.8	inform the Purchaser immediately of any matter which may, in the Seller's reasonable opinion, materially affect the Company or its business and consent with the Purchaser in relation to such matter;

8.4.9	not commence any litigation or compromise or settle any Dispute, without the Purchaser’s prior written consent;

8.4.10	continue to pay the liabilities of the Company within the usual terms of payment of such liabilities;

8.4.11	not enter into any agreement or arrangement or permit any action whereby another company becomes a subsidiary of the Company, without the Purchaser’s prior written consent;

8.4.12	not allow that the Company acquires (whether by one transaction or by a series of transactions) the whole or a substantial or material part of the business or assets of any other person or entity, without the Purchaser’s prior written consent;

8.4.13	not issue, sell or transfer any shares in the Company or grant any warrants, options, pledge, or other rights over the share capital of the Company, including any document or instrument, which upon the satisfaction of conditions or passage of time, would entitle any persons other than the Purchaser to acquire any interest in the share capital of the Company, without the Purchaser’s written consent and not increase or decrease the share capital of the Company;

8.4.14	not allow that the Company declares or makes any dividend or other distribution to the shareholders except where such distribution is expressly agreed upon by the Seller and the Purchaser in writing;

8.4.15	not allow that the Company takes any loans, borrowings or other form of funding, or enters into any guarantees without the prior written consent of the Purchaser;

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8.4.16	not grant any loans or other financial facilities, or any guarantees for the benefit of, any person or create or allow to subsist any further Encumbrances over the whole or any part of its property or assets, without the prior written consent of the Purchaser;

8.4.17	maintain in force all existing insurance policies for the benefit of the Company and shall exercise the Company’s rights under such policies;

8.4.18	not make any material changes to the terms of the employment agreements with the Company’s employees, not dismiss any of the Key Personnel;

8.4.19	not enter into any agreement with any Affiliate or other related party to the Seller except in the ordinary course of business and on arm’s length basis

8.4.20	not terminate or amend any agreements material for the business of the Company, including advertising, marketing and consultancy agreements;

8.4.21	not allow the entering by the Company into any charitable, gratuitous or donation contracts; and

8.4.22	cause the Company to implement all of the restrictions above to the business dealings of the Subsidiary, so that the Subsidiary is limited in its operations during the Interim Period in the scope corresponding to the scope of limitations applicable to the Company under this Article.

8.5	From the date of execution of this Agreement until the earlier of the date of Closing or the Long Stop Date, the Seller shall not (i) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of any of the Shares, or any substantial portion of the assets, of the Company (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing.

9	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

9.1	The Seller, in its capacity as shareholder of the Company, and the beneficial owner of the Subsidiary, hereby represents and warrants to the Purchaser that the statements made in the Representations and Warranties set out in this Section 9 are true and accurate in all material respects as of the date hereof and shall remain true and accurate in all material respects as of the Closing Date:

9.1.1	Corporate

(i)	The Company and the Subsidiary are limited liability companies duly incorporated and organized and validly existing under the laws of Croatia;

(ii)	The Company and the Subsidiary are duly registered with the Commercial Register, in accordance with the laws of Croatia. The Company and the Subsidiary have properly filed all documents with the Commercial Register required under Croatian law, and no penalties have been incurred in connection with the timing of these filings;

(iii)	The Company and the Subsidiary are not, nor have been, involved in proceedings for a legal split, dissolution, liquidation, bankruptcy, and/or the offering of a settlement agreement to their creditors outside bankruptcy;

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(iv)	The Company and the Subsidiary are current in good standing and servicing all debt obligations and have not stopped paying their debts as they fall due and there are no circumstances to the best knowledge of the Seller which would entitle any person to present a petition to for the winding up the Company and/or the Subsidiary, to appoint an administrator in respect of them or to appoint an administrative or other receiver or manager over the whole or any part of their undertaking or assets;

(v)	As of Closing, the Company and the Subsidiary have not issued any powers of attorney and have revoked all powers of attorney that have been issued to the Seller (including Seller's Affiliates, representatives, agents or employees) or third parties; and

9.1.2	Regarding the Shares and the Subsidiary Shares

(i)	The Shares constitute the entire issued and registered share capital of the Company and the Subsidiary Shares constitute the entire issued and registered share capital of the Subsidiary;

(ii)	The Shares and the Subsidiary Shares are free and clear of any and all Encumbrances, save for the Pledges. The Seller is the sole registered and beneficial owner with full legal title to the Shares and will transfer and deliver good and valid title of the Shares to the Purchaser’s as provided in this Agreement. All consents for the transfer of the Shares have been obtained or will be obtained prior to Closing. The Company is the sole registered and beneficial owner of the Subsidiary Shares;

(iii)	There are no options or rights under which third parties could demand the issue, sale, transfer and/or Encumbrance of any of the Shares and/or the Subsidiary Shares, or any part thereof. The Company is not obligated, now or in the future, to issue, purchase or redeem shares to or from any person or entity;

(iv)	The Shares and the Subsidiary Shares have been fully paid-up in accordance with all requirements of the laws of Croatia. Neither repayments of capital of whatever nature, whether declared or hidden, nor hidden distributions of profit have been made on the Shares and/or the Subsidiary Shares; and

(v)	No dividends, interim dividends or other distribution, whether paid or still outstanding, have been declared on any of the Shares since the Last Accounting Date, nor does any other right exist to distribution from or payment based upon reserves or profits of the Company, including, without being limited to, agreements on a silent partnership or similar agreements.

9.1.3	Authority and Capacity

(i)	the Seller has the legal right and full power and authority to enter into and perform this Agreement, and any other documents to be executed by him or it pursuant to or in connection with this Agreement;

(ii)	This Agreement and any other documents to be executed by the Seller pursuant to or in connection with this Agreement will, when executed, constitute valid and binding obligations on the Seller, in accordance with their respective terms.

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9.1.4	Accounts

(i)	To the best knowledge and belief of the Seller, the Accounts and the Subsidiary Accounts (i) comply with all applicable statutory and legal requirements in force at the time of their preparation and adoption, (ii) have been prepared in accordance with the applicable financial standards, which standards have been applied on a basis consistent with previous years, and (iii) provide such a view as enables the forming of a sound judgment on the assets, liabilities and results of the Company and of the Subsidiary (as applicable) and, insofar as the nature of the said accounts permits, of solvency and liquidity;

(ii)	To the best knowledge and belief of the Seller, the Accounts and the Subsidiary Accounts truly and fairly in all material aspects, clearly and systematically reflect (x) the net assets and composition of the assets and the liabilities of the Company and of the Subsidiary (as applicable)as of the Last Accounting Date and (y) the results for the fiscal year ended on the Last Accounting Date; The Company and the Subsidiary do not have any material liabilities, other than those included or provided for in full in the Accounts or the Subsidiary Accounts or in the explanatory notes thereto;

(iii)	There are no off-balance sheet liabilities; and

(iv)	The Cash, Working Capital and Interest Bearing Debt balances as stated in Schedule 5 accurately reflect their respective balances as of the Signing Date.

9.1.5	Position since Last Accounting Date

(i)	Since the Last Accounting Date the Company and the Subsidiary have conducted their businesses and affairs prudently and in a manner consistent with past practices, and since then no significant capital expenditures or commitments have been entered into, the Company or the Subsidiary have not incurred or agreed to assume or incur any material liabilities or entered into any other material transaction other than in the ordinary course of business or as stated in the Agreement, and no Material Adverse Effect in the business, operations or the financial position of the Company or the Subsidiary have occurred; and

(ii)	Since the Last Accounting Date all books, documents, agreements, arrangements, protocols and other records in connection with the Company’s assets, contracts, arrangements or business activities have been maintained accurately in all material aspects, are in the possession of the Company or the Subsidiary and contain accurate records of all matters in all material respects.

9.1.6	Assets

(i)	The Company and/or the Subsidiary have full legal and beneficial title to the assets which are accounted for in the Accounts. All assets used by or necessary in the conduct of the business of the Company and/or the Subsidiary are owned or leased by the Company and/or the Subsidiary.

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(ii)	The Company and/or the Subsidiary have good and marketable title to all real estate used by the Company and/or the Subsidiary in the conduct of their business, including buildings and improvements. The Company and/or the Subsidiary have not promised to grant any Encumbrances thereon to any person except for the loans indicated in Schedule 5. All permits required for the construction and use of the premises owned or leased by the Company and/or the Subsidiary have been obtained and are in full force and effect in all material aspects and there were no infringements of the procedures or the conditions under which such permits have been issued that would have a material effect on the business.

9.1.7	Intellectual Property Rights

(i)	No activities of the Company and/or the Subsidiary infringe or have infringed any intellectual property rights of any third party and no claim against the Company and/or the Subsidiary in respect of such infringement has been made or is threatened; and

(ii)	the Company and/or the Subsidiary have not entered into any sort of agreement granting third parties a right to its Intellectual Property Rights.

9.1.8	Directors and employees

(i)	All directors and employees of the Company and/or the Subsidiary with the list of positions and salaries have been disclosed in the Data Room Disclosures;

(ii)	The basis of remuneration of and other terms of employment applicable to the directors and employees do not differ from those in force at the Last Accounting Date, which have been disclosed to the Purchaser;

(iii)	Standard employment agreement which the Company and/or the Subsidiary maintain has been disclosed in the Data Room Disclosures;

(iv)	The Company and the Subsidiary have in material aspects complied with all agreements relating to the employment of their respective employees and there is no liability vis-à-vis present or former employees whether for payment of salaries or other labour related pecuniary rights, termination of employment, personal injury, labour related illness or otherwise. The Company and the Subsidiary are in all material aspects in compliance with all applicable laws governing terms and conditions of employment;

(v)	The Company and the Subsidiaries do not have any disputes with their respective current or former employees; and

(vi)	Key Personnel is employed with the Company based on the employment agreements disclosed in the Data Room Disclosures. There was no material change in the employment conditions of the Key Personnel. None of the Key Personnel gave a notice of termination.

9.1.9	Agreements

(i)	The Company or the Subsidiary are not in breach of any agreement to which it is a party, no party to an agreement with the Company or the Subsidiary is entitled to terminate such agreement, whether as a consequence of the transaction contemplated by this Agreement or otherwise that would result in a material effect on the business, and the Seller is not aware of any party intending to terminate its agreement or business relationship with the Company or the Subsidiary;

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(ii)	The Sale Agreements are in full force and effect under the terms set out in Schedule 11, and/or, to the extent such Sale Agreements have still not entered into force, there are no circumstances that would entitle the customers under such Sale Agreements to cancel the transaction or amend any terms thereof;

(iii)	No party to an agreement with the Company or the Subsidiary is in breach of such agreement nor does any event or condition exist which after notice or lapse of time or both would constitute such breach, and no approval or consent of any person is needed to continue any agreement to which the Company or the Subsidiary is a party in full force and effect following the transactions contemplated hereby that would result in a material effect on the business;

(iv)	There are no non-competition agreements or territorial division which would restrict the Company or the Subsidiary in their freedom to conduct or further develop its activities;

(v)	All agreements and contractual arrangements governing the relationship between the Company or the Subsidiary on the one hand and its customers on the other hand have been concluded on standard market terms and have been concluded with, or transferred to, the Company or the Subsidiary; and no agreements or contractual arrangements are concluded by the Company or the Subsidiary with the Seller or any Seller's Affiliate other than on arm’s length terms; and

(vi)	The Company has sold and transferred the Umami Shares to the Seller on market terms.

9.1.10	Litigation

(i)	The Company or the Subsidiary are not a party to any civil, criminal, fiscal or administrative litigations or arbitration proceedings, that would result in a material effect on the business except as disclosed in Schedule 4. The Company or the Subsidiary are not threatened with any litigation or similar proceedings that would result in a material effect on the business, and the Seller is not aware of a basis for any such litigation.

9.1.11	Licenses and compliance with laws

(i)	The Company and the Subsidiary possess all relevant licenses and permits and have made necessary notifications required to exercise its business as presently conducted;

(ii)	The Company and the Subsidiary complied in all material respects with all applicable laws, ordinances and regulations of governmental authorities applicable to the conduct of its business and no further approvals, licenses or authorisation by any governmental or municipal authority are required under the applicable laws for conducting of the Company’s or the Subsidiary's business as it is carried on the Last Accounting Date. There are no investigations, disputes or similar procedures pending before any competent body for non-compliance of the Company’s or the Subsidiary's business with the laws, ordinances and regulations applicable for the Company’s or the Subsidiary's business, except as disclosed in the Data Room Disclosures; and

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(iii)	Neither the Company or the Subsidiary nor any of their directors, officers, Affiliates or employees, have used any corporate or other funds for contributions, payments, gifts or entertainment or made any expenditures (or received any similar payments) relating to political activity to government officials or others for any unlawful purpose. The Company and/or the Subsidiary have not been involved in and are not involved in illicit activities under any applicable laws or regulations, including with respect to money laundering.

9.1.12	Environment

(i)	The Company and the Subsidiary are conducting, and have conducted, their business in compliance with environmental laws. There is no on-going civil, criminal, regulatory or administrative action, claim, investigation or other proceeding or suit against or involving the Company or the Subsidiary relating to environmental laws or environmental permits, nor have any such proceedings taken place or been settled and there are no such proceedings pending or threatened. So far as the Seller is aware, there is no pollution or contamination of the environment for which the Company or the Subsidiary could incur liability at, on, in, under or emanating from any property formerly owned, occupied or otherwise used in connection with or affected by the businesses of the Company or the Subsidiary or in which the Company or the Subsidiary formerly had an interest.

9.1.13	Operation during the Standstill Period

During the Standstill Period:

(i)	there has not been any disposal with the Company’s assets nor acquisition of any new assets outside of the ordinary course of business if the aggregate value of such assets exceeds the HRK equivalent of EUR 200,000 (two hundred thousand Euros);

(ii)	the net asset value of the Company has not been substantially impaired outside of ordinary course of business;

(iii)	except for the Sale Agreements, the Company has not outside of the ordinary course of business entered into or agreed to enter into any hire, purchase, leasing, rental or conditional sale agreement or similar arrangement in connection with the Company’s business if the aggregate value of such agreements or arrangements exceeds the HRK equivalent of EUR 200,000 (two hundred thousand Euros);

(iv)	except as indicated in the Data Room Disclosures, the Company has not entered into or agreed to enter into any capital commitments or any long-term agreements in connection with the Company’s business;

(v)	the Company has not commenced any litigation or compromised or settled any Dispute;

(vi)	the Company continued to pay the liabilities of the Company within the usual terms of payment of such liabilities;

(vii)	the Company has not entered into any agreement or arrangement or permit any action whereby another company becomes a subsidiary of the Company;

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(viii)	except as indicated in the Data Room Disclosures, the Company has not allowed that the Company acquires (whether by one transaction or by a series of transactions) the whole or a substantial or material part of the business or assets of any other person or entity;

(ix)	notwithstanding the arrangements outlined in Clause 7.2 the Seller has not issued, sold or transferred any shares in the Company or granted any warrants, options, pledge, or other rights over the share capital of the Company, including any document or instrument, which upon the satisfaction of conditions or passage of time, would entitle any persons other than the Purchaser to acquire any interest in the share capital of the Company, and not increased or decreased the share capital of the Company;

(x)	the Seller has not allowed that the Company declares or makes any dividend or other distribution to the shareholders;

(xi)	except for the loans indicated in Schedule 5, the Company did not take any loans, borrowings or other form of funding, or entered into any guarantees;

(xii)	the Company has not granted any loans or other financial facilities, or any guarantees for the benefit of, any person or create or allow to subsist any Encumbrances over the whole or any part of its property or assets;

(xiii)	the Company has maintained in force all existing insurance policies for the benefit of the Company and exercised the Company’s rights under such policies;

(xiv)	except as indicated in Schedule 5, the Company has not made any material changes to the terms of the employment agreements with the Company’s employees and has not dismissed any of the Key Personnel;

(xv)	the Company has not entered into any agreement with any Affiliate or other related party to the Seller except in the ordinary course of business and on arm’s length basis;

(xvi)	the Company has not terminated or amended any agreements material for the business of the Company, including advertising, marketing and consultancy agreements; and

(xvii)	the Company has not entered into any charitable, gratuitous or donation contracts.

9.1.14	Operation during the Standstill Period

During the Standstill Period:

(i)	the Company managed its business in the ordinary course by applying the diligence of a prudent and careful manager and protected and maintained the value of the assets and operations of the Company;

(ii)	the Company has not entered in transactions that would solely or together with other actions or transactions performed by the Company or the Seller materially affect the Company's financial position and property or constitute a material breach of any of the Representations and Warranties,

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(iii)	the Sellers informed the Purchaser immediately of any matter which may, in the Seller's reasonable opinion, materially affect the Company or its business and consent with the Purchaser in relation to such matter;

9.1.15	Tax and social security matters

(i)	The Company and the Subsidiary have duly filed all documents and notifications with respect to all Taxes and social security charges for any period for which documents and notifications had to be filed, and such documents are true, accurate and complete to the best knowledge and belief of the Seller;

(ii)	To the best knowledge and belief of the Seller the Company and the Subsidiary will not be required to make additional material payments for Taxes and/or social security charges as a result of audits by the fiscal or social security authorities;

(iii)	To the best knowledge and belief of the Seller, the Company and the Subsidiary are not subject to any special regime regarding Taxes or social security charges, nor have the Company or the Subsidiary concluded any agreement, ruling or compromise with any tax or social security authority; All Taxes, which the Sellers or the Company or the Subsidiary are liable to pay and which have become due prior to the date of Closing have been or will be so paid prior to Closing – this applies only to due and payable taxes and will not apply to any accrued tax liabilities, nor will the Seller claim any benefit for accrued tax assets in the Company at the time of Closing (with the exception of the transaction set out in Clause 7.2).;

(iv)	The Company and the Subsidiary maintain all necessary documentation to support Tax calculations and Tax deductions and all due Taxes are shown in the Accounts to the best knowledge and belief of the Seller;

(v)	the transaction set out in Clause 7.2 will not result in any tax liabilities for the Company; and

(vi)	The Sellers warrant that all tax rules and regulations with regard to calculation, accrual, filling to tax authorities and payment by the Company and the Subsidiary of withholding taxes on interest, services rendered, dividends, whatsoever, are duly kept to the best knowledge and belief of the Seller.

9.1.16	Disclosure of Information

(i)	The Data Room has been collected by the Seller and the Company in good faith and the Seller has not included any information which to the best knowledge of the Seller is untrue or knowingly omitted any matter the omission of which would make the contents of the Data Room misleading in any material respect;

(ii)	Each document disclosed in the Data Room is a true and complete copy of the original of such document.

9.2	“To the best knowledge of” for the purposes of Section 9 means any individual who is serving as a board member, an executive officer or manager has, or at any time had, actual knowledge or could have been expected to know after reasonable inquiry in the ordinary and usual course of the performance of his or her professional responsibilities, of such fact or other matter.

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9.3	“Material” for the purposes of Section 9 means having an impact on the financial condition, assets, business or operations of the Company of at least JPY 12,000,000 (JPY 12 million).

9.4	The Seller shall be liable for any claims raised by the Purchaser in respect of any breach of the Representations and Warranties such that each of the Purchaser and the Company are put into the position which would have existed had the Representations and Warranties been true, accurate and not misleading, subject to the limitations set forth in Section 10.

10	LIMITATIONS ON THE SELLERS’ LIABILITY

10.1	Notification of Potential Claims

10.1.1	If the Purchaser become aware of any fact, matter or circumstance that may give rise to a claim against the Seller under this Agreement, the Purchaser shall as soon as reasonably practicable give a notice in writing to the Seller setting out such information as is available to the Purchaser as is reasonably necessary to enable the Seller to assess the merits of the claim, to act to preserve evidence and to make such provision as the Seller may consider necessary.

10.2	Investigation by the Seller

10.2.1	In connection with any matter or circumstance that may give rise to a claim against the Seller under this Agreement:

10.2.2	the Purchaser shall allow, and shall procure that the Company allows, the Sellers and their financial, accounting or legal advisers to investigate the matter or circumstance alleged to give rise to a claim and whether and to what extent any amount is payable in respect of such claim; and

10.2.3	the Purchaser shall disclose to the Seller the material facts of which the Purchaser is aware which relates to the claim.

10.3	Notification of claims under this Agreement

10.3.1	Notices of claims under this Agreement shall be given by the Purchaser to the Seller within the time limits specified in Clause 10.4.1, specifying in reasonable detail full information in relation to the legal and factual basis of the claim and the evidence on which the Purchaser relies and, if practicable, an estimate of the amount of damages which are, or are to be, the subject of the claim.

10.4	Deadline for notifying claims

10.4.1	The Seller shall not be liable for a breach of any warranty under Section 9 of this Agreement in respect of any claim unless a notice of the claim is given by the Purchaser to the Seller within the limitation period of 6 (six) months following the Closing Date. By way of exception, the Seller shall be liable in respect of the Representations and Warranties mentioned under Clauses 9.1.1 (Corporate), 9.1.2 (Regarding the Shares), 9.1.11 (Licenses and compliance with laws) and 9.1.15(v) (Tax liability on transaction in Clause 7.2) within the statute of limitations period applicable to such claim under Croatian law.

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10.5	Monetary limits for claims

10.5.1	Minimum claims

10.5.2	The Seller shall not be liable under this Agreement in respect of any individual claim (or a series of claims arising from substantially identical facts or circumstances) where the liability agreed or determined in respect of any such claim or series of claims does not exceed the equivalent in any currency of 1% of the Purchase Price. Where the liability agreed or determined in respect of any such claim or series of claims exceeds the equivalent in any currency of 1% of the Purchase Price (excluding interest, costs and expenses), subject as provided elsewhere in this Section 10, the Seller shall be liable for the full amount of the claim or series of claims as agreed or determined.

10.5.3	Maximum liability

10.5.4	The aggregate liability of the Seller in respect of the Representations and Warranties is the Purchase Price.

10.6	Miscellaneous

10.6.1	Contingent liabilities

10.6.2	The Seller shall not be liable under this Agreement in respect of any liability that is contingent, unless and until such contingent liability becomes an actual liability and is due and payable, or has been notified by the Purchaser to the Seller before the end of the relevant limitation period.

10.6.3	Provisions

10.6.4	The Seller shall not be liable under this Agreement in respect of any claim if and to the extent that proper allowance, provision or reserve has been made by the Company for the matter giving rise to the claim prior to signing of this Agreement.

10.6.5	Mitigation of Losses

10.6.6	The Purchaser shall procure that all reasonable steps are taken to mitigate any Damages which it may suffer in respect of any claim under this Agreement.

10.6.7	If the Seller have paid to the Purchaser any amounts in respect of any losses incurred by the Purchaser hereunder, and the Purchaser or the Company or the Subsidiary subsequently receives or recovers from a third party (including an insurer) a sum that is referable to such losses, the Purchaser shall forthwith repay to the Seller the amount previously paid by the Seller to the Purchaser or to the Company or to the Subsidiary, up to the amount so received or recovered by the Purchaser or the Company or the Subsidiary, net of all reasonable costs and expenses of recovery.

10.6.8	Any payments by the Seller to Purchaser pursuant to this Section 10 shall be made within 60 (sixty) days from an undisputed claim notice by Purchaser. In the event of dispute by the Seller of such claim, payment shall be made within 60 (sixty) days from (i) Seller and Purchaser having reached an amicable settlement, or (ii) a final and binding arbitral award in respect of such claim, such arbitral award to be passed based on the provisions of Section 18 of this Agreement.

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11	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

11.1	The Purchaser hereby represents and warrants to the Sellers that:

11.1.1	it is a company duly organized under the laws of Japan;

11.1.2	it has taken all necessary actions to enable a valid acceptance and performance of its respective obligations under this Agreement and that the performance of its obligations under this Agreement will not result in a breach of, or constitute a default under any statutory law, regulation, incorporation or any other general act of the Purchaser or, agreements or other contractual restrictions binding upon it;

11.1.3	this Agreement constitutes the legal, valid, and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms;

11.1.4	it has the requisite power and authority to enter into this Agreement and any other documents relevant to the transaction and to complete the transaction contemplated hereby in accordance with the terms hereof;

11.1.5	any rights and obligations under this Agreement for the benefit of or obliging the Purchaser will be undertaken and fulfilled with the due care of a diligent and prudent businessman pursuant to the provisions of this Agreement; and

11.1.6	there is no pending proceeding that has been commenced against the Purchaser that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the contemplated transactions by this Agreement. To the Purchaser’s knowledge, no such proceeding has been threatened.

11.1.7	The Purchaser has completed satisfactory due diligence regarding the Company’s financial condition, operations, and inventory with respect to the documentation, origin, size distribution and condition of the fish.

12	TERMINATION

12.1	This Agreement may be terminated by the Purchaser with a written statement delivered to the Seller for any of the following reasons:

12.1.1	if the Conditions Precedent being the responsibility of the Seller are not fulfilled by the Seller or waived by the Purchaser at latest by the Long Stop Date, or

12.1.2	if any of Seller's Representations and Warranties turn out to be untrue or inaccurate in any respect, if such breach has an impact on the financial condition, assets, business or operations of the Company of at least JPY 180,000,000; or

12.1.3	if the Seller does not fulfil their obligations to transfer the Shares in accordance with the provisions of this Agreement.

12.2	This Agreement may be terminated by the Seller with a written statement delivered to the Purchaser for any of the following reasons:

12.2.1	if the Purchaser fails to pay the Purchase Price in accordance with provisions of this Agreement, or

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12.2.2	if any of Purchaser’s Representations and Warranties turn out to be untrue or inaccurate as of the date made or as if made at Closing.

12.3	In the event of termination under Clauses 12.1 and 12.2, the transaction contemplated by this Agreement shall be cancelled with the following consequences:

12.3.1	this Agreement and all transaction documents shall cease to exist and become null and void and shall have no effect and the Parties are no longer bound by them in any respect whatsoever;

12.3.2	if submitted, the Parties shall withdraw any applications regarding the subject of this Agreement submitted to any relevant authority, including but not limited to the Commercial Registry and the Share Register, and the Parties shall sign the written statement that this Agreement and all transaction documents are fully non-binding in any way whatsoever;

12.3.3	if required by the relevant regulations and if the ownership over Shares has been transferred to the Purchaser, the Parties shall execute any legal document necessary for the transfer of the Shares from the Purchaser back to the Seller and the registration of such back transfer with any competent body and/or register, including without limitation the Commercial Register and the Share Register;

12.3.4	the Seller will immediately repay any amount, including without limitation Purchase Price, received from the Purchaser;

12.3.5	no Party shall have any claim against the other Party under this Agreement, save as provided in Clause 12.5; and

12.3.6	each Party shall bear its own costs occurred in this transaction, save as provided in Clause 12.5 hereto.

12.4	In any event provided in Clauses 12.1 and 12.2 above, the Parties may agree upon a grace period to try to remedy such termination event. If no agreement on such grace period is reached, or if the termination event is not remedied within the agreed grace period, Clause 12.3 applies.

12.5	If the termination of the transaction is caused by the default of one Party, the other Party shall be reimbursed for its reasonable transaction costs and expenses occurred for purposes of executing the transaction contemplated by this Agreement.

13	NOTICES AND OTHER COMMUNICATION BETWEEN THE PARTIES

13.1	Except as otherwise required by law, all notices, announcements, summons and/or communications pursuant to this Agreement shall be delivered to the addresses stated hereunder (or to such other address as a Party has communicated to the other Parties in accordance with this Section 13) by registered mail with return receipt, by courier, by telefax or by email:

13.1.1	if directed to the Seller:

BAJA AQUA-FARMS S.A. DE C.V.

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13.1.2	if directed to the Purchaser:

J-TRADING, INC.

13.1.3	if directed to the Sponsor:

INTEGRAL PARTNERS CORPORATION

13.2	Notices, announcements, summons and/or communications pursuant to this Agreement shall be deemed to have been received at the following moments:
(i)	if sent by registered letter: at the date of delivery evidenced by the return receipt;

(ii)	if sent by courier: at the date of delivery by the courier to the addressee; and

(iii)	if sent via telefax or email: at the time of sending evidenced by the dispatch note.

14	PARTIAL INVALIDITY

14.1	If any provision of this Agreement is invalid or if a situation is not regulated hereunder, the validity of the remaining provisions shall not be affected thereby. It is agreed that the invalid provision shall be replaced by such a valid provision which corresponds to the original intention and purpose of the invalid provision. In case of situations not regulated hereunder, such provision shall be deemed agreed upon which would have been agreed according to the intention and purpose of this Agreement if the Parties had originally thought of that matter.

15	FEES AND COSTS

15.1	Each Party shall bear its own costs and advisory fees in connection with the preparation of and the entering into this Agreement and the execution of any other agreements, deeds or other documents pursuant thereto.

15.2	The costs for the satisfaction of the Conditions Precedent shall be borne by the Seller.

16	ENTIRE AGREEMENT; ASSIGNMENT

16.1	The recitals to this Agreement and the Schedules form an integral part of this Agreement.

16.2	This Agreement contains all of the agreements between the Parties with respect to the transactions contemplated by this Agreement and supersedes all earlier written and/or oral agreements with respect to the subject matter(s) hereof.

16.3	There are no oral side agreements to this Agreement. Any and all amendments to and modifications of this Agreement shall be valid only if made and agreed in writing and signed by all Parties, unless the form of a notarial deed is required for such amendment.

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16.4	This Agreement and any rights and obligations of the Parties hereto may not be assigned or delegated by any Party hereto to a third party without the prior written consent of the other Party, except that the Purchaser may assign its rights and obligations under this Agreement to an Affiliate of the Purchaser.

17	FORCE MAJEURE

17.1	The Parties shall not be liable for damages and may not terminate the Agreement due to the default or breach of obligations hereunder caused by another Party, if such default or breach occurred as the sole consequence of Force Majeure.

17.2	During the period of Force Majeure the fulfilment of obligations by the Parties hereunder are temporarily deferred to the extent that their fulfilment became impossible as a consequence of a Force Majeure event, i.e. the Parties shall not be subject to sanctions defined in the regulations or the Agreement due to the non-fulfilment of contractual obligations in the relevant period.

17.3	The Party which is unable to fulfil some of its obligations hereunder for reasons of Force Majeure shall, as excuse for the delay or breach of obligations hereunder, as soon as possible notify the other Parties and provide all the particulars of the cause or event and its predictable duration and also within 5 (five) Business Days after cessation of the event, notify the other Parties of all relevant circumstances and indicate the date of their cessation.

17.4	The Party affected by the event of Force Majeure shall make the existence of Force Majeure undisputable in valid documents and other proofs, if the relevant events, cause or circumstances are not generally known or may not be considered obvious by the other Party.

17.5	All obligations of the Parties shall again be in full force and effect on the day of the cessation of the relevant event, cause or circumstance which caused the delay or non-fulfilment of obligations under the Agreement by the Parties pursuant to the Force Majeure event.

17.6	The periods, within which the Parties should fulfil their due and non-performed obligations, shall be extended in proportion to the time of the existence of the Force Majeure event, cause or circumstance and the time needed for the removal of consequences thereof, provided that its removal is a prerequisite for the Parties to commence performing their obligations. Time needed for the justified and necessary removal or recovery of the property damage and other similar consequences of Force Majeure event, shall not be included in the period for the fulfilment of obligations commenced by cessation of Force Majeure event.

17.7	In the event that a Force Majeure event and the consequential impossibility to fulfil the obligations hereunder prevails for a period longer than 3 (three) months, the Parties shall reconsider the purpose of further implementation and validity of the Agreement according to its existing contents. If the Parties fail to reach an agreement regarding the future contents of the Agreement and its further implementation in conformity with new circumstances within 1 (one) month as of beginning of negotiations, the Parties not affected by Force Majeure shall be entitled to terminate this Agreement in writing by giving 15 (fifteen) Business Days notice period to the Party affected by Force Majeure.

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18	APPLICABLE LAW; DISPUTE RESOLUTION

18.1	This Agreement and any further agreements resulting thereof shall be governed by the law of the Republic of Croatia without reference to the Conflict of Laws Rules. Application of the United Nations Convention on Contracts for the International Sale of Goods is excluded.

18.2	Any claim arising out of or in connection with this Agreement, including but not limited to its performance, or the breach, termination, invalidity or amendment thereof, as well as the pre and post contractual obligations, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce, even if the claim is based on other legal grounds than the Agreement (such as statutory law).

18.3	The seat of arbitration shall be London, UK. The language of the arbitration shall be English.

18.4	The applicable law to this arbitration agreement is Croatian law without reference to the Conflict of Laws Rules.

18.5	Any communication related to arbitration shall be delivered at the addresses of the Parties set out in the Agreement (unless instructed otherwise by the Parties) and, if not received by a Party, shall be deemed to have been delivered on the eighth day upon sending the relevant communication by registered mail.

18.6	Notwithstanding the arbitration agreement, each party may seek interim relief before the state courts.

19	PUBLIC ANNOUNCEMENTS

19.1	The Parties shall consult and agree in advance with each other on the timing and tenor of any public announcement in relation to this Agreement and the transactions contemplated thereby, and shall not divulge the financial or any other terms thereof to any third party, all except as required by law and/or applicable stock exchange regulations, in which case the Party required to provide information shall first consult with the other Party.

20	CONFIDENTIALITY

20.1	Except in so far as is legally required or as otherwise has been agreed or permitted in writing, the Parties shall not directly or indirectly publish or otherwise make available to third parties any information with respect to any confidential aspect of the business of the Company.

21	COMING IN FORCE/EFFECTIVE DATE

21.1	This Agreement shall become effective and binding upon the parties on signing.

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22	COUNTERPARTS AND LANGUAGE

22.1	This Agreement is signed as a notarial deed in 3 original counterparts. Each Party shall receive one signed original, while one original shall be retained by the notary public.

22.2	This Agreement is made in the English and Croatian language. In case of any discrepancies, the English version shall prevail.

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In witness whereof this Agreement has been duly executed as of the date first above written:

SELLER:

By:	/s/ Timothy Fitzpatrick
Name: Timothy Fitzpatrick
Function: President

PURCHASER:

J-TRADING, INC.

By:	/s/ Jiro Kambe
Name: Jiro Kambe
Function: Representative Director

SPONSOR:

INTEGRAL PARTNERS CORPORATION

By:	/s/ Reijiro Yamamoto
Name: Reijiro Yamamoto
Function: Representative Director

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List of Omitted Schedules

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules to the Purchase Agreement have been omitted from this Exhibit 2.1:

Schedule 1 – Accounts and Subsidiary Accounts

Schedule 2 – Agreement on Transfer of Shares Template

Schedule 3 – Resignation Letter Template

Schedule 4 – Litigation

Schedule 5 – Business Indicators

Schedule 6 – Management Plan

Schedule 7 – Pledge Release Statement

Schedule 8 – Seller's Claim Statement

Schedule 9 – Key Personnel Contracts

Schedule 11 – Sale Agreements

Schedule 12 – English version of the Share Purchase Agreement

Any omitted schedule will be furnished supplementally to the SEC upon request.

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